June 30, 2021

United States Securities and Exchange Commission

Washington, D.C., 20549

Attn: Katherine Wray

Re:	Greenery Map, Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed June 14, 2021
File No. 024-11527
CIK No. 1861427

Dear Ms. Wray:

Greenery Map, Inc. (the “Company”) is in receipt of the above-captioned Comment Letter (the “Comment Letter”) regarding the Company’s Amendment No. 2 to the draft Offering Statement on Form 1-A filed with the Securities and Exchange Commission (the “Commission”) on June 14, 2021 (the “Offering Statement”). We are responding to comments provided by the staff (the “Staff”) of the Commission.

For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. In conjunction with these responses, the Company has filed today with the Commission Amendment No. 3 to its Offering Statement on Form 1-A (the “Amendment”).

Part I - Notification, page i

1.	In Part I of your offering statement, you indicate by check box that you will be conducting a best efforts offering, but then under “Anticipated fees in connection with this offering and names of service providers,” you list that you anticipate paying $500,000 to Puf Creativ as an underwriter. We note further that the cover page of your offering circular states that you are offering the shares on a best efforts basis and there will be no underwriter or underwriter commissions for this offering, although the company reserves the right to use the services of a placement agent. Please revise to clarify the underwriting arrangements, if any, for this offering. To the extent shares are to be offered through an underwriter, please provide the information required by Item 5 of Part II of Form 1-A and file the underwriting agreement as an exhibit.

RESPONSE: In response to the Staff’s comment, in the Amendment, the Company has revised Part I to delete the reference to, and anticipated fees of, Puf Creativ as an underwriter, as their inclusion in Part I was done in error. The Company hereby confirms that the offering will be done on a best efforts basis and that there will be no underwriter or underwriter commissions for this offering. Additionally, the Company has further revised the table of anticipated fees to correctly disclose the fees the Company anticipates to pay in connection with the offering.

Greenery Map, Inc.

June 30, 2021

Offering Circular Cover Page, page ii

2.	We note the revisions made in response to prior comment 1 issued in our letter dated June 2, 2021. As you have done elsewhere in the offering circular, please revise disclosure on your cover page to reflect that the offering will be made on a pro rata basis among the company and the selling stockholders, such that proceeds will go approximately 90% to the company and 10% to the selling stockholders, instead of 77% and 23%, respectively, as currently disclosed.

RESPONSE: In response to the Staff’s comment, in the Amendment, the Company has revised the disclosure on the cover page to reflect that the offering will be made on a pro rata basis among the Company and the selling stockholders, such that proceeds will go approximately 90% to the company and 10% to the selling stockholders.

Exhibits

3.	We refer to the legality opinion filed as Exhibit 12.1. Please obtain and file a revised legality opinion that also covers the shares being offered by the selling shareholders.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that the Amendment includes an updated legality opinion filed as Exhibit 12.1 that covers the shares being offering by the selling shareholders.

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We appreciate the opportunity to respond to your comments. If you have any questions during your review or I can assist in any way, please do not hesitate to contact me.

Sincerely,

Greenery Map, Inc.

By:	/s/ Dan Ishaki
Dan Ishaki
Chief Executive Officer

cc: Sunny J. Barkats, Esq.